EXHIBIT 21
JOHNSON CONTROLS, INC.
     Following is a list of significant subsidiaries of the Company, as defined by section 1.02(w) of Regulation S-X, as of December 1, 2006.

Jurisdiction
Where
Subsidiary is
Name	Incorporated
Hoover Universal, Inc.	Michigan
Johnson Controls Battery Group, Inc.	Wisconsin
Johnson Controls Holding Company, Inc.	Delaware
Johnson Controls Technology Company	Michigan
York International Corporation	Delaware